For the six month period ended 6/30/98
File number (c) 811-2619

                          SUB-ITEM 77D
          Policies With Respect to Security Investments

     At a meeting of the Board of Directors held on February 10, 1998, the Directors approved and authorized a modification of the investment policies of the Fund to invest in (i) U.S. dollar-denominated bank instruments which are issued by foreign banks or branches thereof located outside the United States, and (ii) U.S. dollar-denominated instruments of U.S. branches of foreign banks, so long as such foreign banks are located in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland, and the United Kingdom.




































     T:\MOSTERBE\N-SARS\MMA\77D.698.DOC